RANDGOLD

RANDGOLD & EXPLORATION COMPANY LIMITED

(REGISTRATION NUMBER 1992/005642/06)
NASDAQ TRADING SYMBOL: RANGY
ISIN: ZAE000008819 SHARE CODE: RNG
("RANDGOLD")

TRANSACTION WITH THE AFRIKANDER
LEASE LIMITED ("AFLEASE")

1.	THE TRANSACTION

Randgold has entered into a conditional agreement with Aflease in terms of which:

•	Randgold or its nominee will subscribe for 24 million Aflease shares ("the initial subscription") and Randgold or its nominee will in addition receive an American option for a period of three years to subscribe for a further 24 million Aflease shares at 500 cents per share for a combined total consideration of R82.5 million;

•	For 18 months from the date of the initial subscription, Randgold or its nominee will be entitled to subscribe for a second tranche of 24 million Aflease shares and Randgold or its nominee will receive a further American option to subscribe for 24 million Aflease shares at 500 cents per share for a combined total consideration of R88.5 million; and

•	Randgold will make a R15 million short-term facility available to Aflease which if drawn will be repayable in Aflease shares or in cash.

In summary Randgold will subscribe for 24 million Aflease shares, will have a right to subscribe for a further 24 million Aflease shares, and will receive options to subscribe for a maximum of 48 million Aflease shares.

2.	RATIONALE FOR THE TRANSACTION

Aflease is in the process of developing a number of exciting gold projects at its Bonanza South mine in the Klerksdorp area and its Modder East mine on the East Rand. The proceeds from the initial subscription will enable Aflease to continue these developments which, when completed, is expected to add substantial value to Aflease and its shareholders, including Randgold.

The options which Randgold will receive as part of the transaction will enable it to participate in Aflease's expected growth over time.

Randgold currently owns 7.3 million Aflease shares (3.5%) and a 75% non-voting economic participation right in an empowerment structure which owns 23 million Aflease shares (10.9%).

Based on the assumption that Randgold exercises all rights to subscribe for the 96 million Aflease shares, Randgold's direct shareholdings in Aflease would increase from 3.5% to 33.6% excluding the Aflease shares which may be issued to implement the Kalgold acquisition. If Randgold exercises all its rights it will inject a total of R411 million into Aflease.

Randgold shareholders are referred to the Aflease announcement for further information.

3.	FINANCIAL EFFECTS OF THE TRANSACTION

The cost to Randgold of the initial subscription will be R82.5 million in cash. Randgold will fund the initial subscription by the issue of Randgold shares under general authority to issue shares for cash. The initial subscription will not have a material effect on Randgold's net asset value or earnings per share. The financial effects of exercising the options cannot be quantified.

4.	CONDITIONS PRECEDENT

The transaction is subject to various shareholder and regulatory approvals including Aflease shareholders approving the issue of Aflease shares as a specific issue of shares for cash. In this regard Aflease shareholders owning 40% of the issued capital of Aflease have undertaken to support the transaction.

Johannesburg
12 February 2004

Corporate adviser	Attorneys	Sponsor
NewFound	TABACKS	HSBC